August 18, 2011

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: GSV Capital Corp. (the "Company")
         Registration Statement on Form N-2
         File Number 333-175655

Dear Mr. Boehm:

Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated July 19, 2011, we performed a limited review of the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Registration Statement

Disclose how the Company's proposed offering is consistent with the disclosure contained in the last paragraph appearing under "Financial Condition, Liquidity and Capital Resources" in its April 2011 initial public offering prospectus; namely, that the Company expected that cash flows generated from the net proceeds of the initial public offering and from the Company's investments would be sufficient to sustain the Company's operations for a period of at least twenty-four months and that the Company had no plans at that time to conduct one or more public or private offerings of additional shares of its common stock during the twelve months immediately following completion of the initial public offering.

Prospectus Summary

Recent Portfolio Investments

In your response letter, confirm to the staff whether each of the investors named in this section has consented to being named in the Company's prospectus.

Disclose whether each of the "five leading venture capital (VC") backed private companies" in which the Company has invested has earned net income in each of its most recent fiscal year and most recent fiscal quarter.

Identify the "highly efficient alternative power" referred to in the fourth paragraph.

Expand the sixth paragraph to disclose the basis of the claim that the platform of services helps students "get smarter."

In your response letter, confirm to the staff whether the Wall Street Journal has consented to being named in the Company's prospectus.

Disclose why the Company is seeking to raise additional capital through this common stock offering when only approximately 36% of the net proceeds of its initial public offering have been invested as of July 2011.

The Offering – Use of Proceeds

In your response letter, state whether the Company expenses or capitalizes its "other expenses such as due diligence expenses of potential new investments," as well as the reasons supporting the selection of the treatment of such expenses.

The Offering-Leverage

The prospectus indicates that the Company has committed not to incur leverage during the twelve months following completion of this offering. In your response letter, indicate what consideration the Company gave to disclosing, either as an investment consideration or a risk factor, its inability to avail itself of using leverage during the current low interest rate environment.

 Fees and Expenses - Example

Disclose the approximate dollar amount of assets that the Company used in the calculation of the percentages presented in its Fees and Expenses table.

We believe that the Example should instead present the five percent return required by Form N-2 as if it results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee). Because the Company's incentive fees represent a material expense, we believe excluding them from the Example would understate the expenses borne by shareholders.

Risk Factors

Our board of directors is authorized to reclassify any unissued shares of stock…

The prospectus discloses that "the holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stockholders." Expand the disclosure to explain the consequences of this veto effect, including the conflict of interest between holders of common stock and holders of preferred stock.

Portfolio Companies

The Company's financial statements should be updated and presented as of June 30, 2011. The Company's financial resources have significantly changed due to its initial public offering and its financial statements dated March 31, 2011 do not portray the significant change to the Company's capital structure.   Furthermore, as the Company has made several significant investments since its initial public offering, these updated financial statements should be provided to conform to and support the Company's "Portfolio Companies" presentation on page 44 and the NAV per share amount on the prospectus cover page, all which are presented as of June 30, 2011.

Underwriting

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

Index to Financial Statements

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments once the Company has updated and presented its financial statements and related information as of June 30, 2011.

Item 25. Financial Statements and Exhibits

Expand the first and second footnotes to clarify that all of the exhibits identified as "previously filed" are also being incorporated into this registration statement by reference to the cited pre-effective amendments to the Company's prior registration statement.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel